32452_Renaissance IPO_SAR 5/25/04 1:09 AM Page cov1

IPO PLUS
AFTERMARKET FUND

2004 Semi-Annual Report

March 31, 2004

Renaissance Capital Corporation
The IPO Experts

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IPO+

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IPOs for Everyone

Renaissance Capital—The IPO Experts

THE IPO PLUS AFTERMARKET FUND

Dear Fellow Shareholders:

We are pleased to present you with the IPO Plus Aftermarket Fund's 2004 Semiannual Report. For the six months ended March 31, 2004, the IPO Plus Fund's total return was 9.76%, compared with a 14.08% return for the S&P 500*.

During the first half of the fiscal year, the Fund made investments in the shares of a number of newly public companies. The Fund purchased the shares of Universal Technical Institute, a leader in the field of automotive mechanics training. The Fund also invested in the shares of Eyetech, which, in collaboration with Pfizer, has developed Macugen, a treatment for the wet form of age-related macular degeneration and diabetic macular edema. Other Fund investments include shares of premium mattress and pillow manufacturer Tempur-Pedic International, relocation services provider Sirva, and baby apparel retailer Carters.

The Fund also sold the shares of UPS which, after rising in anticipation of the current economic recovery became fully valued and no longer presented a growth opportunity. The Fund's entire position of JetBlue was liquidated during the period as its industry has become more competitive and prices for fuel rose.

Looking forward, we see increased IPO activity. In addition to the long-awaited Google offering, there are many new filings of promising companies. Among the upcoming offerings are CB Richard Ellis, the largest provider of commercial real estate; Advertising.com which offers online marketing services, Cabela's, the retailer of hunting, fishing and camping equipment, and Domino's Pizza, the leading pizza delivery service in the U.S.

We are encouraged by the diversity and quality of new companies that are filing to go public. Thank you for being an IPO Plus Fund shareholder.

Sincerely,

Renaissance Capital

Renaissance Capital
April 30, 2004

*Past performance is no guarantee of future results. Investment return and principal value will vary. Investors' shares when redeemed may be worth more or less than original cost. Returns do not reflect the deduction of taxes a shareholder would pay on distributions or redemption of fund shares. The IPO Fund made no distributions during the period under review. The S&P 500 is a widely recognized index of common prices. An investment cannot be made directly in an index.

IPO+

Portfolio of Investments

As of March 31, 2004 (unaudited)

	Shares	Value
Common Stock 93.3%		
Automotive 1.1%		
TRW Automotive Holdings Corp. *	11,000	$ 239,470
Biomedical 2.0%		
Corgentech Inc. *	6,000	112,800
Eyetech Pharmaceuticals Inc. *	10,000	332,000
		444,800
Commerical Services 11.4%		
Accenture Ltd., Class A *	30,000	744,000
Alliance Data Systems Corp. *	25,000	838,750
iPayment Holdings, Inc. *	16,600	552,116
Marlin Business Services Inc. *	25,000	420,750
		2,555,616
Computer Services/Technology 7.5%		
Anteon International Corp. *	22,000	635,580
DigitalNet Holdings, Inc. *	15,000	306,000
SRA International, Inc., Class A *	19,900	735,106
		1,676,686
Education 3.6%		
Universal Technical Institute Inc. *	20,000	801,000
Electronic Components/ Semiconductor Manufacturing 9.2%		
AMIS Holdings, Inc. *	38,000	616,740
FormFactor, Inc. *	15,000	313,950
Semiconductor Manufacturing International Corp. *	30,000	453,000
Sigmatel, Inc. *	20,000	449,000
Ultra Clean Holdings, Inc. *	30,000	217,500
		2,050,190

See Notes to Financial Statements

Command Financial Press Composition • Tel 212/274-0070 • Fax 212/274-8262
JOB#: 32452 PROOF#: 1 CLIENT: Renaissance DOC SIZE: 5.5" x 8.5"
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IPO+

PORTFOLIO OF INVESTMENTS

As of March 31, 2004 (unaudited) (continued)

	Shares	Value
Financial Services 4.7%		
Asset Acceptance Capital Corp. *	22,500	$ 418,500
CapitalSource Inc.*	24,000	538,800
Signature Bank *	5,000	104,500
		1,061,800
Health-Instruments 2.8%		
Alcon, Inc.	6,500	411,450
Cutera, Inc. *	15,000	210,000
		621,450
Health-Services 2.8%		
Select Medical Corp. *	38,000	634,600
Home Furnishings 2.8%		
Tempur-Pedic International Inc. *	40,000	625,600
Insurance 10.7%		
American Equity Investment Life Holding Co.	35,000	449,750
Assurant, Inc. *	30,500	767,075
Bristol West Holdings Inc.	22,500	459,000
Direct General Corp. *	20,000	724,000
		2,399,825
Manufacturing-Apparel 1.5%		
Carter's, Inc.	12,000	343,080
Manufacturing-Diversified 1.5%		
Cherokee International Corp. *	22,500	324,000
Media/Entertainment 2.3%		
Citadel Broadcasting Co. *	30,000	523,500
Office Equipment 0.6%		
Steelcase, Inc., Class A	10,000	130,000

See Notes to Financial Statements

IPO+

Portfolio of Investments

As of March 31, 2004 (unaudited) (continued)

	Shares	Value
Oil/Gas 9.6%		
China Pertroleum and Chemical Corp. ADR	10,000	$ 383,000
Hornbeck Offshore Services, Inc. *	25,000	330,000
Todco, Class A *	24,800	362,080
Universal Compression Holdings, Inc. *	15,000	493,500
Whiting Petroleum Corp. *	25,000	589,750
		2,158,330
Retail 5.7%		
Coach, Inc. *	24,000	983,760
PETCO Animal Supplies, Inc. *	10,000	281,800
		1,265,560
Steel 3.8%		
International Steel Group, Inc. *	22,000	851,400
Telecom Cellular 4.9%		
Chungwa Telecom Co., Ltd. ADR	35,000	619,850
Knology, Inc. *	25,000	172,250
Linktone, Ltd. ADR *	25,846	312,478
		1,104,578
Telecom Equipment 1.6%		
Westell Technologies, Inc. *	50,000	365,000
Transportation Services 3.2%		
Sirva Inc. *	30,000	723,600
Total Common Stocks		
(Cost $18,619,236)		20,900,085
Short-Term Investments 4.8%		
Regulated Investment Companies		
BNY Hamilton Money Fund, Hamilton Shares, due 4/1/04 (Cost $1,082,678)	1,082,678	$1,082,678

See Notes to Financial Statements

Portfolio of Investments

As of March 31, 2004 (unaudited) (continued)

	Shares	Value
Total Investments 98.1%		
(Cost $19,701,914)(a)		$21,982,763
Total Short Sales (0.60)%		
(Proceeds $66,957)		(123,520)
Other assets and liabilities (Net) 2.5%		555,553
Net Assets 100.0%		$22,414,796
Schedule of Short Sales		
Overstock.com, Inc. * (Proceeds $66,957)	4,000	$ 123,520

* Non-income producing security.

(a) The cost for Federal income tax purposes was $19,713,594. At March 31, 2004, net unrealized appreciation for all securities (excluding securities sold short) based on tax cost was $2,269,169. This consists of aggregate gross unrealized appreciation of $3,082,299 and aggregate gross unrealized depreciation of $813,130.

ADR - American Depositary Receipt

See Notes to Financial Statements

IPO+

Statement of Assets and Liabilities

As of March 31, 2004 (unaudited)

Assets	
Cash	$ 475,000
Investments in Securities, at Value (Cost $18,619,236)	20,900,085
Short-Term Investments, at Cost	1,082,678
Dividends and Interest Receivable	496
Receivable for Investments Sold	174,362
Deposits from Brokers for Securities Sold Short	219,668
Prepaid Expenses and Other Assets	19,919
Total Assets	22,872,208
Liabilities	
Payable for Investments Purchased	275,300
Securities Sold Short, at Value (proceeds $66,957)	123,520
Payable for Advisory Fee	19,025
Payable for Distribution Fees	5,136
Payable for Shareholder Service Fees	4,819
Accrued Expenses and Other Liabilities	29,612
Total Liabilities	457,412
Net Assets	$ 22,414,796
Net Assets Consist of:	
Paid-in-Capital	$ 101,556,112
Accumulated Net Investment Loss	(246,042)
Accumulated Net Realized Loss on Investments	(81,119,560)
Net Unrealized Appreciation of Investments	2,224,286
	$ 22,414,796
Net Asset Value, Offering and Redemption Price Per Share ($22,414,796/2,120,250 shares of beneficial interest, without par value, unlimited number of shares authorized)	$10.57

See Notes to Financial Statements

IPO+

Statement of Operations

For the Six Months Ended March 31, 2004 (unaudited)

Investment Income		
Dividends		$ 26,734
Interest		6,782
Total Investment Income		33,516
Expenses		
Investment Adviser		
Basic Fees	$167,649	
Less: Fees Waived	(80,853)	86,796
Transfer Agent Fees and Expenses		44,349
Administration Fees		31,937
Distribution Fees		27,942
Shareholder Service Fees		27,942
Trustees' Fees		14,000
Shareholder Reports		14,000
Federal and State Registration		9,887
Custody Fees		6,899
Auditing Fees		6,180
Legal Fees		6,001
Insurance		1,003
Other Expenses		2,622
Net Expenses		279,558
Net Investment Loss		(246,042)
Net Realized and Unrealized Gain (Loss) on Investments		
Net Realized Gain (Loss) on:		
Investment Securities		2,786,770
Short Sales		—
Net Realized Gain on Investments		2,786,770
Net Change in Unrealized Appreciation (Depreciation) During the Period on:		
Investment Securities		(553,778)
Short Sales		(56,563)
Net Change in Unrealized Appreciation (Depreciation) on Investments		(610,341)
Net Increase in Net Assets Resulting from Operations		$1,930,387

See Notes to Financial Statements

IPO+

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended March 31, 2004 (Unaudited)	Year Ended September 30, 2003
Increase in Net Assets from Operations		
Net Investment Loss	$ (246,042)	$ (301,627)
Net Realized Gain on Investments	2,786,770	528,241
Net Change in Unrealized Appreciation (Depreciation) of Investments	(610,341)	4,159,492
Net Increase in Net Assets Resulting from Operations	1,930,387	4,386,106
Fund Share Transactions		
Proceeds from Shares Sold	4,958,960	2,827,840
Cost of Shares Redeemed	(4,061,002)	(3,513,783)
Redemption Fee Proceeds	12,716	2,635
Net Increase (Decrease) in Net Assets from Fund Share Transactions	910,674	(683,308)
Total Increase in Net Assets	2,841,061	3,702,798
Net Assets		
Beginning of Period	19,573,735	15,870,937
End of Period*	$22,414,796	$19,573,735
* Includes Accumulated Net Investment Loss of:	$ (246,042)	$ —
Increase (Decrease) in Fund Shares Issued		
Number of Shares Sold	473,934	351,439
Number of Shares Redeemed	(386,077)	(464,415)
Net Increase (Decrease) in Fund Shares	87,857	(112,976)

See Notes to Financial Statements

Command Financial Press Composition • Tel 212/274-0070 • Fax 212/274-8262
JOB#: 32452 PROOF#: 1 CLIENT: Renaissance DOC SIZE: 5.5" x 8.5"
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IPO+

FINANCIAL HIGHLIGHTS

For a Share Outstanding Throughout Each Period

	For the Six Months Ended March 31, 2004 (unaudited)[1]	Year Ended September 30, 2003	2002	2001	2000	1999
Net Asset Value, Beginning of Period	$9.63	$7.40	$8.36	$30.48	$18.58	$11.19
Income (Loss) From Investment Operations						
Net Investment Loss	(0.12)	(0.15)	(0.18)	(0.32)	(0.24)	(0.16)
Net Realized and Unrealized Gain (Loss)	1.05	2.38	(0.78)	(21.80)	12.14	7.55
Total from Investment Operations	0.93	2.23	(0.96)	(22.12)	11.90	7.39
Paid-in-Capital From Redemption Fees	0.01	0.00*	0.00*	—	—	—
Net Asset Value, End of Period	$10.57	$9.63	$7.40	$8.36	$30.48	$18.58
Total Return [2]	9.76%	30.14%	(11.48)%	(72.57)%	64.05%	66.04%
Ratios and Supplemental Data						
Net Assets, End of Period (000s)	$22,415	$19,574	$15,871	$23,038	$117,981	$15,422
Ratio of Net Expenses to Average Net Assets	2.50%[3]	2.50%	2.50%	2.50%	2.50%	2.50%
Ratio of Net Investment Loss to Average Net Assets	(2.20)%[3]	(1.92)%	(1.89)%	(1.76)%	(0.87)%	(1.17)%
Ratio of Expense to Average Net Assets (excluding waivers)	3.22%[3]	3.93%	3.79%	2.93%	2.50%	3.41%
Ratio of Net Investment Loss to Average Net Assets (excluding waivers)	(2.89)%[3]	(3.35)%	(3.18)%	(2.19)%	(0.87)%	(2.08)%
Portfolio Turnover Rate	96.30%	212.31%	263.74%	69.17%	67.54%	145.78%

(1) Per share amounts calculated using the monthly average shares method.
(2) Total returns are historical and assume changes in share price, reinvestment of dividends and capital gains distributions, if any. Total returns for periods less than one year are not annualized.
(3) Annualized.
* Per share amount represents less than $0.01 per share.

See Notes to Financial Statements

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JOB#: 32452 PROOF#: 1 CLIENT: Renaissance DOC SIZE: 5.5" x 8.5"
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IPO+

NOTES TO FINANCIAL STATEMENTS

March 31, 2004 (unaudited)

The IPO Plus Aftermarket Fund ("IPO+ Fund") is a series of Renaissance Capital Greenwich Funds ("Renaissance Capital Funds"), a Delaware Trust, operating as a registered, diversified, open-end investment company. Renaissance Capital Funds, organized on February 3, 1997, may issue an unlimited number of shares and classes of the IPO+ Fund.

The investment objective of the IPO+ Fund is to seek capital appreciation by investing in the common stocks of Initial Public Offerings on the offering and in the aftermarket.

A. SIGNIFICANT ACCOUNTING POLICIES: The following significant accounting policies are in conformity with accounting principles generally accepted in the United States of America. Such policies are followed by the IPO+ Fund in the preparation of its financial statements. Accounting principles generally accepted in the United States of America may require management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results may differ from those estimates.

1. SECURITY VALUATION: Portfolio securities are valued at the last sale price on the securities exchange or national securities market on which such securities primarily are traded. NASDAQ traded securities are valued at the NASDAQ official closing price (NOCP). Securities not listed on an exchange or national securities market, or securities in which there were no transactions, are valued at the average of the most recent bid and asked prices. Short-term investments are carried at amortized cost, which approximates value. Any securities or other assets for which recent market quotations are not readily available are valued at fair value as determined in good faith by the IPO+ Fund's Board of Trustees.

Restricted securities, as well as securities or other assets for which market quotations are not readily available, or are not valued by a pricing service approved by the Board of Trustees, are valued at fair value as determined in good faith by the Board of Trustees.

2. FEDERAL INCOME TAXES: It is the IPO+ Fund's intention to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code and to distribute all of its taxable income. Accordingly, no provision for Federal income taxes is required in the financial statements.

As of September 30, 2003, the IPO+ Fund had a federal income tax capital loss carry forward of $82,582,544. Federal income tax carry forwards expire as follows: $37,194 expiring in 2006, $13,135,817 expiring in 2008, $65,326,226 expiring in 2009, $1,806,048 expiring in 2010 and $2,277,259 expiring in 2011. To the extent future capital gains are offset by capital loss carry forwards, such gains will not be distributed.

As of September 30, 2003, the IPO+ Fund had $1,317,679 of post-October capital losses which are deferred, for tax purposes, to the fiscal year ending September 30, 2004. Net capital losses incurred after October 31 and within the taxable year are deemed to arise on the first day of the Fund's next taxable year.

As of September 30, 2003 the components of accumulated earnings (deficit) on a tax basis were as follows:

Accumulated capital and other losses	Net unrealized appreciation (depreciation) on investments	Total accumulated earnings (deficit)
$(83,900,223)	$2,282,520	$(81,071,703)

Notes to Financial Statements

(unaudited) (continued)

3. DISTRIBUTIONS TO SHAREHOLDERS: The IPO+ Fund will normally distribute substantially all of its net investment income in December. Any realized net capital gains will be distributed annually. All distributions are recorded on the ex-dividend date. The amount and character of income and capital gain distributions to be paid are determined in accordance with Federal income tax regulations, which may differ from accounting principles generally accepted in the United States of America. These differences are primarily due to differing treatments of income and gains on various investment securities held by the Fund, timing differences and differing characterizations of distributions made by the Fund.

Permanent book and tax differences resulted in reclassification for the year ended September 30, 2003 as follows: a decrease in paid-in-capital of $301,627 and a decrease in undistributed net investment loss of $301,627.

4. OTHER: Security transactions are accounted for on a trade date basis. Dividend income and distributions to shareholders are recorded on the ex-dividend date.

B. INVESTMENT ADVISER: Under the terms of an Investment Advisory Agreement with Renaissance Capital, a registered investment adviser, the IPO+ Fund agrees to pay Renaissance Capital an annual fee equal to 1.50% of the average daily net assets of the IPO+ Fund and payable monthly. Additionally, Renaissance Capital has voluntarily agreed to defer or waive fees or absorb some or all of the expenses of the IPO+ Fund in order to limit Total Fund Operating Expenses to 2.50%. During the six months ended March 31, 2004, Renaissance Capital deferred fees of $80,853. These deferrals are subject to later recapture by Renaissance Capital for a period of three years. Total deferrals subject to recapture by Renaissance Capital are $780,129.

C. FUND ADMINISTRATION: Under an Administration and Fund Accounting Agreement (the "Administration Agreement"), the Administrator generally supervised certain operations of the IPO+ Fund, subject to the over-all authority of the Board of Trustees. For its services, the Administrator receives a fee on the value of the IPO+ Fund computed daily and payable monthly, subject to an annual minimum plus out of pocket expenses.

D. SHAREHOLDER SERVICES: The IPO+ Fund has adopted a Distribution and Shareholder Services Plan ("the Plan") pursuant to Rule 12b-1 under the 1940 Act. The Plan authorizes the IPO+ Fund, as determined from time to time by the Board of Trustees, to pay up to 0.50% of the IPO+ Fund's average daily net assets for distribution and shareholder servicing.

Total annual fee for distribution of the IPO+ Fund's shares which is payable monthly, will not exceed 0.25% of the average daily net asset value of shares invested in the IPO+ Fund by customers of the broker-dealers or distributors.

Each shareholder servicing agent receives an annual fee which is payable monthly up to 0.25% of the average daily net assets of shares of the IPO+ Fund held by investors for whom the shareholder servicing agent maintains a servicing relationship.

To discourage short-term investing and recover certain administrative, transfer agency, shareholders servicing and other costs associated with such short-term investing, the IPO+ Fund charges a 2% fee on such redemptions of shares held less than 90 days. Such fees

Command Financial Press Composition • Tel 212/274-0070 • Fax 212/274-8262
JOB#: 32452 PROOF#: 1 CLIENT: Renaissance DOC SIZE: 5.5" x 8.5"
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Notes to Financial Statements

(unaudited) (continued)

amounted to $12,716 for the six months ending March 31, 2004, representing 0.06% of average net assets.

E. TRUSTEES' FEES: Trustees' fees are $4,000 per year plus $500 for each meeting attended.

F. PURCHASES AND SALES: For the six months ended March 31, 2004, the IPO+ Fund made purchases with an approximate cost of $20,016,124 and sales with proceeds of approximately $20,827,952 of investment securities other than long-term U.S. Government and short-term securities.

G. SHORT SALES AND SEGREGATED CASH: Short sales are transactions in which the IPO+ Fund sells a security it does not own, in anticipation of a decline in the market value of that security. To complete such a transaction, the IPO+ Fund must borrow the security to deliver to the buyer upon the short sale; the IPO+ Fund is then obligated to replace the security borrowed by purchasing it in the open market at some later date.

The IPO+ Fund will incur a loss if the market price of the security increases between the date of the short sale and the date on which the IPO+ Fund replaces the borrowed security. The IPO+ Fund will realize a gain if the security declines in value between those dates.

All short sales must be fully collateralized. The IPO+ Fund maintains the collateral in segregated accounts consisting of cash and/or U.S. Government securities sufficient to collateralize the market value of its short positions. Typically, the segregated cash with brokers and other financial institutions exceeds the minimum requirements.

The IPO+ Fund may also sell short "against the box" (i.e. the Fund enters into a short sale as described above while holding an offsetting long position in the security which it sold short). If the IPO+ Fund enters into a short sale against the box, it will segregate an equivalent amount of securities owned by the IPO+ Fund as collateral while the short sale is outstanding.

H. OTHER: Investing in Initial Public Offerings entails special risks, including limited operating history of the companies, unseasoned trading, high portfolio turnover and limited liquidity.

The IPO Plus Aftermarket Fund

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IPOs for Everyone

IPO PLUS AFTERMARKET FUND

NASDAQ Symbol: IPOSX

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Name on Account: ________________________________

IPO Plus Fund Account Number: ____________________

Amount: _______________

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